AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Three Months Ended	Year Ended
	March 31, 2008	December 31, 2007

Pretax income excluding discontinued operations	$120.9	$ 607.2
Minority interest in subsidiaries having
fixed charges	5.1	31.7
Less undistributed equity in losses of investee	.3	2.3
Fixed charges:
Interest on annuities	104.9	371.5
Interest expense	18.7	71.2
Debt discount and expense	.5	2.0
Portion of rentals representing interest	3.1	12.4

EARNINGS	$253.5	$1,098.3

Fixed charges:
Interest on annuities	$104.9	$ 371.5
Interest expense	18.7	71.2
Debt discount and expense	.5	2.0
Portion of rentals representing interest	3.1	12.4

FIXED CHARGES	$127.2	$ 457.1

Ratio of Earnings to Fixed Charges	1.99	2.40

Earnings in Excess of Fixed Charges	$126.3	$ 641.2

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